Exhibit 11.0
COMPUTATION OF EARNING PER SHARE
(In Thousands, except for per share data)

	Three months ended September 30, 2011	Nine months ended September 30,2011

Income available to common shareholders	$1,188	$5,061

Weighted average shares outstanding	9,245	9,333

Basic earnings per share	$0.13	$0.54

Income for diluted earnings per share	$1,188	$5,061

Total weighted average common shares and equivalents outstanding for diluted computation (1)	9,259	9,350

Diluted earnings per share	$0.13	$0.54

__________
 (1) All related to outstanding stock options.

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